September 2010

Filed pursuant to Rule 433
Registration Statement No. 333-165725
 September 24, 2010
Relating to Preliminary Prospectus Supplement
Dated September 24, 2010

STRUCTURED INVESTMENTS

Bank of America Debt Backed Step Up Callables Series 2010-02 due 2020
linked to Bank of America Corporation 5.625% Senior Notes due July 2020

As further described below, the swap counterparty will have the right to exercise a call option, which would result in a redemption of the Units on any quarterly call option settlement date (as defined below), beginning July 1, 2011.  Subject to that quarterly call option, interest will accrue and be payable on the Units semiannually, in arrears, at a rate equal to [4.0]% per annum, from and including the original issue date to but excluding July 1, 2014; [4.5]% per annum, from and including July 1, 2014 to but excluding July 1, 2018; and [7.25]% per annum, from and including July 1, 2018 to but excluding the maturity date.

We describe the basic features of these Units in the sections of the accompanying prospectus called “Description of Units” and prospectus supplement called “Description of Units,” subject to and as modified by the provisions described below.  All payments on the Units, including the repayment of principal, are subject to the credit risk of the underlying security issuer and the swap counterparty.

If the Units are redeemed prior to maturity due to a trust wind-up event other than as a result of certain limited circumstances described below, holders may receive less, and possibly significantly less, than the principal amount of the Units.

The Units will represent the obligations of the Trust only and do not represent the obligations of or interest in the depositor, sponsor or any of their affiliates or obligations of or interest in the swap counterparty.

SUMMARY TERMS
Issuer:	Bank of America Debt Backed Step Up Callables Series 2010-02 (the “Trust”)
Aggregate principal amount:	$[5,000,000] May be increased prior to the original issue date but the Trust is not required to do so.
Issue price:	$1,000 per unit
Stated principal amount:	$1,000 (100%) per unit
Pricing date:	October [___], 2010
Original issue date:	October [___], 2010 ( [ ] business days after the pricing date)
Maturity date:	July 1, 2020. Principal will paid on the Units only on the maturity date, unless a Trust-Wind-Up Event occurs.
Rating:	One or more rating agencies is expected to assign a rating to the Units; and any such rating will depend on the ratings of the underlying security issuer and the swap counterparty.
Underlying Securities:	Bank of America Corporation 5.625% Senior Notes due July 2020
Interest rate:
[4.0]% per annum, from and including the original issue date to but excluding July 1, 2014;
[4.5]% per annum, from and including July 1, 2014 to but excluding July 1, 2018; and
[7.25]% per annum, from and including July 1, 2018 to but excluding the maturity date.

Interest payment period:	Semi-annual
Interest payment period end dates:	Unadjusted
Interest payment dates:
Each January 1 and July 1, beginning January 1, 2011; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360
Early Redemption:
Beginning July 1, 2011, the swap counterparty will have the right to exercise a call option, which would result in a redemption of all of the Units, on July 1, 2011, or the 1st of each January, April, July or October thereafter up to but excluding the maturity date.  If that occurs, the swap counterparty will pay the Trust a payment equal to the stated principal amount of the outstanding Units plus accrued and unpaid interest to but excluding the date on which the call option is settled (the “call option settlement date”).  If the call option is exercised, the trustee will give you notice at least [16] calendar days before the date specified in the notice on which the Units will be redeemed.
If a trust wind-up event (other than as a result of the exercise of the call option) occurs, the underlying securities will be sold at market value, any required payments to the swap counterparty will generally be made first (subject to limited exceptions as described herein), and unitholders will then be paid from any remaining amounts. Therefore, if the Units are redeemed prior to maturity due to a trust wind-up event other than the exercise of the call option, holders may receive less, and possibly significantly less, than the principal amount of the Units.

Specified currency:	U.S. dollars
CUSIP / ISIN:	06427BAA5
Book-entry or certificated Unit:	Book-entry
Business day:	New York, New York and Charlotte, North Carolina
Agent:	Morgan Stanley & Co. Incorporated (“MS&Co.”), a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

Calculation agent:	Morgan Stanley & Co. International plc (“MSIP”)
Trustee:	The Bank of New York Mellon
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Unit	100%	[2.25]%	[97.25]%
Total	$[ ]	$[ ]	$[ ]

(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS&Co., a fixed sales commission of [2.25]% for each Unit they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.” For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary Prospectus Supplement dated September 24, 2010 Prospectus dated March 25, 2010

THE UNITS ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at .www.sec.gov. Alternatively, the Trust, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Bank of America Debt Backed Step Up Callables Series 2010-02 due 2020

UNDERLYING SECURITIES
Underlying security issuer:	Bank of America Corporation
Aggregate principal amount:	$[5,000,000] May be increased prior to the original issue date but we are not required to do so.
Ratings:	Moody's: A2; S&P: A; Fitch: A+
Original Issuance Amount:	$3,000,000,000
Original issue date:	June 22, 2010
Maturity date:	July 1, 2020
Distributions:	5.625% per annum, payable semiannually in arrears
Distribution Dates:	Each January 1 and July 1, beginning January 1, 2011
Underlying securities market price and the value of the swap agreement:
The estimated market price of the underlying securities, as of September 23, 2010 is 104.7% of their principal amount (plus accrued interest). The market price is based on one or more prices reported or available to the depositor for actual sales occurring on September 23, 2010.  Bonds, like the underlying securities, which trade at greater than 100% potentially expose investors to larger losses in the event of a default in the bond. This is because the recovery value of a bond is based on a 100% price. Although the Units will be priced at 100% on the pricing date, the swap agreement will have a positive market value (reflecting the premium on the underlying securities) to the swap counterparty. If a trust wind-up event (other than the exercise of the call option or a covenant breach acceleration event) occurs, the unitholders will effectively pay the market value of the swap agreement to the swap counterparty, as determined at that time, as a termination amount.  If the market value of the underlying securities at that time is insufficient to pay such termination amount and repay the principal amount of the Units and any accrued and unpaid interest thereon, then such a payment would result in the unitholders receiving less, and possibly significantly less, than the principal amount of the Units.  Trust wind-up events are described more fully below.

As a hypothetical illustration, if a trust wind-up event occurs and for each $1,000 Unit, the corresponding portion of the positive value of the swap agreement to the swap counterparty is $100, and an underlying security default results in a 40% recovery on the underlying securities ($400 for each $1,000 Unit), then for every Unit, there will only be available $300 after payment to the swap counterparty.  In this hypothetical illustration, each unitholder would receive only $300 of principal for each $1,000 Unit upon early redemption, resulting in a loss of $700 (or 70%) of principal.

As mentioned above, on the issuance date, the value of the swap agreement will have a positive value to the swap counterparty.  This value will be affected by changes in expectations regarding interest rates and the value of the underlying securities from the issuance date.  For example, changes in interest rates and corresponding changes in the value of the underlying securities may cause the value of the swap agreement to increase in favor of the swap counterparty, leading to a greater termination payment due from the Trust in the event of a trust wind-up event.

SWAP AGREEMENT
Swap Agreement:
The Trust will enter into a swap agreement under which the swap counterparty will have right to exercise a call option beginning July 1, 2011 to purchase the underlying securities at a price of par plus accrued interest.

The Trust will make semiannual payments to the swap counterparty equal to the notional amount times (i) [1.625]% per annum on each payment  date, up to but excluding July 1, 2014 and (ii) [1.125]% per annum on each payment date from and including July 1, 2014 to but excluding July [1], 2018.

Commencing July 1, 2018 until the earlier of maturity or the call exercise settlement date, the Trust will receive from the swap counterparty semiannual payments equal to [1.625]% per annum times the notional amount.

The notional amount will be equal to the amount of outstanding Units.  There will be no swap termination payment in respect of an exercise of the call option.

Swap Counterparties:	MSIP
Swap Termination Events:	As will be set forth in the related pricing supplement.
TRUST WIND UP EVENTS
The Trust may wind-up in a number of circumstances, as fully described in the prospectus supplement. Generally, in the case of a trust wind-up event (other than the exercise of the call option) that is followed immediately by payment in full of the underlying securities, the underlying securities will be liquidated. In the case of any trust wind-up event, the swap agreement will be terminated. The proceeds from liquidation of the underlying securities may not be sufficient to fully repay the principal amount of the Units and accrued and unpaid interest thereon. If the swap counterparty is entitled to a termination payment under the swap agreement, in all but very limited circumstances, the swap termination payment will be paid from the sale proceeds of the underlying securities before the unitholders receive any payment of principal. Therefore, the Trust may not have sufficient funds to pay the full principal amount of the Units.

(A)      In the event of a trust wind-up event (other than due to the exercise of the call option or a covenant breach  acceleration event):

            -       first, to the swap counterparty, any payments due under the swap agreement, and

            -       then, from the remaining proceeds, to the unitholders on a pro rata basis.

(B)      If the trust wind-up event is due to a covenant breach acceleration event:

            -       first, to the unitholders on a pro rata basis, and

            -       then, from the remaining proceeds, to the swap counterparty.

(C)      If the trust wind-up event is due to the exercise of the call option:

             -        first, to the payment of all accrued and unpaid interest amounts on the Units, and

             -        then, to the payment of the principal balance of the Units.

If there is an acceleration of the underlying securities due to a covenant breach (a “covenant breach acceleration event”) and prior to final payment on the Units another underlying security event of default (such as a failure to pay the accelerated amounts due on the underlying securities) has occurred, then the termination payment to the swap counterparty will not be subordinated in the payment priorities and will be paid prior to any payments on the Units.

Except in the case of the exercise of the call option, if a trust wind-up event occurs and the swap counterparty is entitled to a termination payment, the Trust will not have sufficient funds to pay the principal of the Units and any accrued and unpaid interest thereon unless the market value of the underlying securities is greater than 100% and at least equal to the amount required to make the termination payment under the swap agreement and pay the full principal amount of the Units.

In the event that the underlying security issuer ceases to file reports with the SEC, the Trust will seek to remove the Units from their listing on the NYSE and to cease the Trust's reporting requirements thereafter.  Such an event may result in Blue Sky restrictions on the Units and may diminish their liquidity.  If the Units cannot be delisted before the next required reporting date of the underlying security issuer, the Trust may be required to terminate, resulting in a trust wind-up event.  If this event occurs, any termination payment due to the swap counterparty under the swap agreement would be paid prior to any payments of principal to the unitholders.

Trust wind-up events can occur for a number of reasons.  For example, in the event of an acceleration of the maturity of the underlying securities, exercise of the call option, a payment default on the underlying securities, insolvency proceedings in respect of the underlying security issuer or failure of the underlying security issuer to file certain reports with the SEC, a trust wind-up event will occur.  If one of these events occurs (other than a covenant breach acceleration event), any termination payment due to the swap counterparty under the swap agreement would be paid prior to any payments of principal to the unitholders.

If a trust wind-up event (other than exercise of the call option) occurs, unitholders may receive less, and possibly significantly less, than the principal amount of the Units.

A more complete description of the trust wind-up events will be set forth in the pricing supplement.

Bank of America Debt Backed Step Up Callables Series 2010-02 due 2020

The Units

The Units offered are debt securities of Bank of America Debt Backed Step Up Callables Series 2010-02, a New York common law trust.  The Units will represent the obligations of the Trust only and do not represent the obligations of or interest in the depositor, sponsor or any of their affiliates or obligations of or interest in the swap counterparty.  Interest will accrue and be payable on the Units semiannually, in arrears, at a rate equal to [4.0]% per annum, from and including the original issue date to but excluding July 1, 2014; [4.5]% per annum, from and including July 1, 2014 to but excluding July 1, 2018; and [7.25]% per annum, from and including July 1, 2018 to but excluding the maturity date.  All payments on the Units are subject to the credit risk of the underlying security issuer and the swap counterparty.

The stated principal amount and issue price of each Unit is $1,000. The issue price of the Units includes the agent’s commissions paid with respect to the Units as well as the cost of hedging our obligations under the Units.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The secondary market price, if any, at which MS&Co. is willing to purchase the Units, is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—Market Risk—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.”

Risk Factors

The Units involve risks not associated with an investment in ordinary fixed rate Units.  An investment in the Units entails significant risks not associated with similar investments in a conventional debt security and other events that are difficult to predict and beyond the Trust’s control.  This section describes the most significant risks relating to the Units.  For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.  You should carefully consider whether the Units are suited to your particular circumstances before you decide to purchase them.

Yield Risk

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The Units may be redeemed prior to maturity as a result of the exercise of the call option.  The Trust will redeem the Units if the call option holder exercises its call option on any quarterly call date, beginning on July 1, 2011. It is more likely that the call option will be exercised prior to the Unit’s stated maturity date to the extent that the interest payable on the Units is greater than the interest that would be payable on other instruments of a comparable maturity, terms and credit rating trading in the market. If the Units are redeemed prior to their stated maturity date, the holder may have to reinvest the proceeds in a lower interest rate environment.

Bank of America Debt Backed Step Up Callables Series 2010-02 due 2020

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Delisting of Units may cause liquidation to be impaired.  If the Units are delisted, the liquidity in the secondary market may be impaired due to the potential applicability of state “blue sky” laws to transactions in the Units, or other factors, and may impair the ability of holders of the Units to continue to hold or sell the Units.  In particular, if any unitholder is subject to an investment restriction requiring it to hold only listed securities, it may be required to sell its Units at a time when the secondary market in the Units has been adversely affected as a result of delisting.  In addition, unitholders who are subject to the requirements of ERISA will be required to represent that their holding of Units, at the time of delisting and at all times thereafter, will not give rise to a prohibited transaction for purposes of ERISA.

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Upon the occurrence of a trust wind-up event, the Units will be redeemed and, except in limited circumstances, unitholders may receive less, and possibly significantly less, than the principal amount of the Units.  If a trust wind-up event occurs (other than as a result of the exercise of the call option), the selling agent will sell, on behalf of the Trust, any underlying securities held by the Trust.  If the swap counterparty is entitled to an early termination payment, that payment will be senior in priority to payments on the Units, except in limited circumstances as described herein.  If the remaining proceeds from the sale of the underlying securities are less than the total principal amount of the Units, the proceeds will be distributed in full satisfaction of the claims of the Units, resulting in a significant loss of principal for unitholders. It is possible that such sale would occur when the underlying securities are in default or the market value of the underlying securities is diminished for other reasons. In such circumstances, sale of the underlying securities may result in unitholders incurring losses that would not be incurred if the holders received a distribution of the underlying securities in kind.

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Changes in the value of the swap agreement may cause losses if the swap agreement terminates early.  Any trust wind-up event will involve the early termination of the swap agreement.  If an early termination of the swap agreement occurs for any reason other than in connection with a covenant breach acceleration event, then any early termination payment or other amounts owed to the swap counterparty will have priority over claims of the unitholders.  The amount of the swap early termination payment (and the resulting loss to unitholders) may be substantial, will be paid from the proceeds from the sale of the underlying securities, and will almost always result in the Trust not having sufficient funds available to pay the principal of the Units and any accrued and unpaid interest thereon. You should note that on the date of issuance of the Units, the swap agreement has a market value in favor of the swap counterparty, which would result in a termination payment being owed to the swap counterparty were a termination payment to be determined on such date.

Issuer Risk

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Investors are subject to the credit risk of the underlying security issuer and the swap counterparty, and any actual or anticipated changes to any of such credit ratings or credit spreads may adversely affect the market value of the Units.  Investors are dependent on the Trust’s ability to pay all amounts due on the Units on interest payment dates, redemption dates and at maturity and therefore investors are subject to the swap counterparty’s credit risk and to changes in the market’s view of the swap counterparty’s creditworthiness. The Units are not guaranteed by any entity.  If the Trust defaults on its obligations under the Units, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the Units prior to maturity will be affected by changes in the market's view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the Units.

Market Risk

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The market value of the Units may be affected by, among other factors, the market value of the underlying securities, the market value of the swap agreement and the creditworthiness of the swap counterparty.  The market value of the underlying securities, due to their maturity, will be sensitive to changes in prevailing market interest rates and will also vary depending upon the creditworthiness of the underlying security issuer and other factors.  Any decline in the market value of the underlying securities will correspondingly affect the market value of the Units, and a holder of the Units will bear the risk of any such decline in market value.

Bank of America Debt Backed Step Up Callables Series 2010-02 due 2020

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS&Co. is willing to purchase the Units at any time in secondary market transactions may be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the Units and the cost of hedging our obligations under the Units that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS&Co., as a result of dealer discounts, mark-ups or other transaction costs.

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Any ratings on the Units are expected to correspond to the lower of the ratings on the underlying securities and the ratings of the swap counterparty.  The ratings of the underlying securities, the swap counterparty and the Units may change over time.  Any downgrade of the rating of the underlying securities or of the swap counterparty to a rating below the rating of the underlying securities by a rating agency likely will result in a downgrade of any rating assigned by a rating agency with respect to the Units.

Liquidity Risk

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There may be little or no secondary market for the Units. Although the Units are expected to be listed on the NYSE, it is not possible to predict whether the Units will trade in the secondary market. Even if there is a secondary market, it may not provide significant liquidity.  MS&Co. is not obligated to make a market for any Units and may or may not do so.

Conflicts of Interest

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MS&Co. may have relationships with the underlying security issuer that may adversely affect the value of the Units.   MS&Co. and other affiliates of the depositor may commence, maintain or continue to maintain commercial relationships with respect to the underlying security issuer or its affiliates. Any such actions might have an adverse effect on the underlying securities, the underlying security issuer, the ability of the Trust to exercise or enforce any rights with respect to the underlying securities or the value of the Units.

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The calculation agent, which is a subsidiary of the Trust, will make determinations with respect to the Units that may be adverse to investors.  Any of these determinations made by the calculation agent may adversely affect the payout to investors.  Determinations made by the calculation agent, including with respect to the reference rate may adversely affect the payout to you on the Units.

Bank of America Debt Backed Step Up Callables Series 2010-02 due 2020

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the Units against payment therefor in New York, New York on October [_], 2010, which will be the           scheduled business day following the date of the pricing of the Units.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Units on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

The agent may distribute the Units through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc (“MSIP”) and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors, will collectively receive from the Agent, MS&Co., a fixed sales commission of [2.25]% for each Unit they sell.

MS&Co. is our wholly-owned subsidiary.  MS&Co. will conduct this offering in compliance with the requirements of NASD Rule 2720 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. In accordance with NASD Rule 2720, MS&Co. or any of our other affiliates may not make sales in this offering to any discretionary account without the prior written approval of the customer.

Tax Considerations

Significant aspects of the U.S. federal income tax consequences of an investment in the Units are uncertain.  Under the anticipated treatment, unitholders will be required to include in income stated coupon payments as they accrue.  Under an unlikely alternative treatment, unitholders may be required to include in income amounts in excess of stated coupon payments and may have a corresponding capital loss thereafter. Both U.S. and non-U.S. holders should review the tax discussion in the accompanying prospectus supplement entitled "United States Federal Taxation."

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the Units, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.